20170265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The TJX Companies, Inc.
Incoming letter dated February 6, 2017

Dear Ms. Ising:

This is in response to your letter dated February 6, 2017 concerning the shareholder proposal submitted to TJX by the Plymouth Congregational Church of Seattle et al. We also have received a letter on the proponents' behalf dated February 24, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

March 1, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The TJX Companies, Inc.
Incoming letter dated February 6, 2017

The proposal urges the board to adopt and publish principles for minimum wage reform.

There appears to be some basis for your view that TJX may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations. In this regard, we note that the proposal relates to general compensation matters, and does not otherwise transcend day-to-day business matters. Accordingly, we will not recommend enforcement action to the Commission if TJX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which TJX relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

TRILLIUM
ASSET MANAGEMENT®

February 24, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The TJX Companies, Inc. February 6, 2017 Request to Exclude Shareholder Proposal

Dear Sir/Madam:

This letter is submitted by Trillium Asset Management, LLC on behalf of Plymouth Congregational Church of Seattle, the Conny Lindley Rev Living Trust, and Portfolio 21 Global Equity Fund and Zevin Asset Management, LLC, on behalf of William Creighton by Trillium Asset Management, LLC as the designated representatives in this matter (hereinafter referred to as "Proponents"), who are the beneficial owners of shares of common stock of The TJX Companies, Inc. (hereinafter referred to as "TJX" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to TJX, to respond to the letter dated February 6, 2017 sent to the Office of Chief Counsel by TJX, in which it contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

We have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in TJX's 2017 proxy statement because the Company has not met its burden of proof of demonstrating the Proposal is (1) vague or materially misleading, (2) not focused on a significant policy issue confronting the Company or (3) substantially implemented. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to TJX's counsel, Attorney Elizabeth A. Ising via email at eising@gibsondunn.com.

<u>The Proposal</u>

The Proposal, the full text of which is attached as Attachment A, requests:

> the Board to adopt and publish principles for minimum wage reform.
>
> This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.
>
> **Supporting Statement**
>
> We believe principles for minimum wage reform should recognize:
>
> 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
>
> 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

<u>The Proposal is Focused on the Public Policy Debate over Minimum Wage Reform, not The Company's Internal Approach to Compensation.</u>

We need to clarify at the outset of this discussion that this Proposal is clearly and unambiguously not focused on the Company's internal approach to compensation. The Proposal states unambiguously "**Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation[1] of its principles for minimum wage reform**." Contrary to the point

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[1] On pages 6 and 7 of the Company no-action request, the Company somehow confuses language explicitly not requesting implementation by the Company with legislatively

asserted by the Company, this is not a "minor" change. Rather it goes to the heart of the question and fundamentally defines the Proposal as not focusing on general compensation matters.

In addition, it is necessary to address the concern raised by the Company in its Exhibit B. The language cited by the Company was written by a new member of Trillium's communications staff and was posted to Trillium's website without approval. It did not represent our view on this Proposal and was removed as soon as Trillium became aware of it. In short, it is not evidence of the Proponents' intent.

At the level of language, the term *minimum wage reform* clearly denotes the Proposal's focus on federal, state, and local policy debates, rather the Company's internal policies. Merriam-Webster says that *minimum wage* is "specifically: a wage fixed by legal authority or by contract as the least that may be paid either to employed persons generally or to a particular category of employed persons." *Minimum wage* is commonly understood to refer to the lowest wage that employers are <u>permitted</u> to pay by requirement (either legislated or contracted) – rather than the wage that they <u>choose</u> to pay as a matter of internal policy. A brief canvass of ordinary Americans would more than confirm that *minimum wage* is understood to refer to the legal and policy framework. After all, when political leaders speak about raising, maintaining, or reforming the *minimum wage*, it is universally understood that they mean the market-wide, legally-mandated minimum wage, not the wages paid by this or that company. Moreover, the term *reform* conjures familiar concepts like "health care reform," which takes place at the market /policy level, and the Supporting Statement further affirms the Proposal's broad policy focus with references such as "federal minimum wage," "federal minimum wage increase," and the citation of more than 600 leading economists arguing that "*the U.S.* should raise the minimum wage and index it." Contrary to the Company's quizzical reading, the above will be plain to shareholders seeking to assess the Proposal and its request.

As discussed below, there is little doubt that the minimum wage is a significant public policy issue that has been the subject of widespread public debate for years. In light of this fact, we believe that many companies, including TJX, cannot avoid getting caught up the intense public attention that is being shined on local, state and federal minimum wage laws. For this reason, it is our opinion that saying nothing about the policy debate is not an option for TJX.

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required indexing of the minimum wage. Indexing, as a policy matter, has business advantages and there is certainly no reason that point should not be made to support the Proposal. But that reference to a business friendly practice of indexing cannot magically transform the Proposal into one focused on (or evening touching upon) the implementation of internal wage decisions. The Company's effort to do so should be respectfully rejected.

This is particularly true for a consumer facing company like TJX that must spend an enormous amount of time and money cultivating, protecting and maintaining its reputation. And given the evidence of a relationship between worker wages and economic growth for consumer facing companies, it is our belief that TJX, as a company, would benefit from adopting a set of principles that articulates a constructive public policy position in legislative and regulatory debates that will arise regarding minimum wage reform.

While we clearly believe that the principles should recognize that a sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families and should include indexing; out of an abundance of caution and out of respect for the discretion that must be afforded to management, we have not asked the company to adopt any specific language. To do otherwise would risk the appearance of an attempt to micro-manage the Company.

Our goal is to end the Company's silence on this significant public policy issue that clearly affects its business risks and opportunities. Now is the time to address the widespread public debate one way or the other. To not do so may present reputational risks to the Company and potential financial consequences as economy wide wage stagnation can present significant challenges for a company's efforts to grow sales.

Minimum Wage Reform is an issue of Widespread Public Debate.

Local, state and national minimum wage policy is undoubtedly a significant policy issue that is subject to widespread public debate. Questions surrounding what public policy should be on the minimum wage have of course been debated nationally since the 1930s when the Fair Labor Standards Act of 1938 was introduced and passed.

Most recently, the issue has reasserted itself into the public consciousness through the "Fight for 15" movement which began in 2012. http://articles.latimes.com/2012/nov/29/business/la-fi-mo-fast-food-strike-20121129. And http://fightfor15chicago.org/wordpress/wp-content/uploads/2014/03/A-Case-for-15-Report.pdf This campaign has mobilized tens of thousands of workers in hundreds of cities across the country attracting widespread public, media and business attention. http://www.newyorker.com/magazine/2014/09/15/dignity-4; http://fortune.com/2015/12/31/minimum-wage-hike/; and http://blogs.wsj.com/economics/2015/11/10/unions-push-to-establish-bloc-of-low-wage-voters/.

Over the past two years since the "Fight for 15" began we have seen the public debate occur at all levels of public discourse including the following examples:

- A 2016 leaked survey of 1,000 business executives conducted by LuntzGlobal showed strong business support for raising the minimum wage. Among the most interesting findings: 80 percent of respondents said they supported raising their state's minimum wage, while only eight percent opposed it. 'That's where it's undeniable that they support the increase,' LuntzGlobal managing director David Merritt told state chamber executives in a webinar describing the results, noting that it squares with other polling they've done. 'And this is universal. If you're fighting against a minimum wage increase, you're fighting an uphill battle, because most Americans, even most Republicans, are okay with raising the minimum wage.'" https://www.washingtonpost.com/news/wonk/wp/2016/04/04/leaked-documents-show-strong-business-support-for-raising-the-minimum-wage/

- In July 2016, JPMorgan CEO Jamie Dimon discussed at length in a *New York Times* Op-Ed the problems with low wages across the country. http://www.nytimes.com/2016/07/12/opinion/jamie-dimon-why-were-giving-our-employees-a-raise.html

- The day after the 2016 election *The Atlantic Monthly* ran a leading story that stated "In spite of rhetoric that heralded a massive electoral rebuke of progressive values on Tuesday, labor-friendly policies also had a strong night at the polls. Four states—Arizona, Colorado, Maine, and Washington—passed ballot measures that will raise the minimum wage significantly by the year 2020." http://www.theatlantic.com/business/archive/2016/11/minimum-wage-2016/507158/

- A similar take was put forward by the *New York Times* shortly after the election in an article entitled "Eyeing the Trump Voter, 'Fight for $15' Widens Its Focus": "This much, however, is undeniable: The Fight for $15 movement has put the minimum wage fight back on the political agenda. Hillary Clinton and Bernie Sanders both came out for a $15 minimum wage during their primary battle, and although Donald Trump has been all over the map on the issue, he has at times seemed to endorse a $10 federal minimum. Meanwhile, the success of minimum-wage initiatives at the ballot box — even in red states, and even in years when Republicans made big gains — shows the broad popularity of the policy." https://www.nytimes.com/2016/11/29/business/economy/fight-for-15-wages-protests.html

- The World Economic Forum *The Inclusive Growth and Development Report 2017*, published in January 2017, highlighted income inequality as a significant policy issue for the business community. http://www3.weforum.org/docs/WEF_Forum_IncGrwth_2017.pdf

- 2012 Republican Presidential Nominee Mitt Romney recently stated "I think we're nuts not to raise the minimum wage. I think, as a party, to say we're trying to help the middle class of America and the poor and not raise the minimum wage sends exactly the wrong signal." https://www.washingtonpost.com/politics/republican-hopefuls-agree-the-key-to-the-white-house-is-working-class-whites/2016/01/12/fa8a16aa-b626-11e5-a76a-0b5145e8679a_story.html

- "Nearly two-thirds of mayors surveyed anonymously by *Politico* say that raising the minimum wage is something they would endorse. A third of them say they would heed the rallying cry of unions and progressives to push the wage as high as $15." http://www.politico.com/magazine/story/2016/01/mayors-survey-minimum-wage-213563#ixzz3yXtGWiAy

- "The final debate before the Iowa caucus is taking place in Charleston, SC at the Gaillard Center on Sunday night. Outside of the debate, hundreds of protesters claiming to be underpaid marched through downtown Charleston. The protesters held signs that read 'Come get our vote!' as they chanted 'I believe we will win.' The demonstrators included fast food, home care and child care workers, all pushing for $15 an hour minimum wage and union rights." http://wivb.com/2016/01/18/protestors-march-in-charleston-demanding-15-min-wage-union-rights-before-dem-debate/

- 2016 Presidential campaign ads hit on the issue: for example, "Hillary Clinton campaign airs ad in Iowa focused on wage gap." http://www.cbsnews.com/news/hillary-clinton-campaign-airs-ad-in-iowa-focused-on-wage-gap/

- "Idaho Democrats plan on proposing an increase to the state minimum wage during the 2016 legislative session. The plan would raise the minimum wage to $8.25 an hour for 2017, and then $9.25 by 2018. Democratic leaders say the goal is to make sure Idahoans who work full time at the minimum would not need to rely on government programs to survive." http://kboi2.com/news/local/people-cant-really-afford-to-live-idaho-lawmakers-fight-for-higher-minimum-wage

- "CEDAR RAPIDS — The Linn County Board of Supervisors plans to explore with its cities, businesses and residents the possibility of enacting a countywide minimum wage ordinance." http://www.thegazette.com/subject/news/government/linn-county-explores-minimum-wage-increase-20160113

- "Minimum Wage Set to Increase in New York" "The rising wages mark the latest chapter in a long-simmering political battle over worker pay in New York and across the country." http://www.wsj.com/articles/minimum-wages-set-to-increase-in-new-york-1451525763

- "In his State of the State speech yesterday, Governor Cuomo repeated his vow to phase in a $15-an-hour minimum wage across New York State by 2021. He said millions of low-wage workers are forced to choose between paying their rent or feeding their families." http://www.northcountrypublicradio.org/news/story/30687/20160114/in-speech-cuomo-renews-push-for-15-minimum-wage

- "OLYMPIA, Wash. -- Gov. Jay Inslee delivered his annual State of the State address Tuesday in which he outlined a bold agenda for 2016, including a big hike in the minimum wage for workers, and a big pay increase for teachers." http://q13fox.com/2016/01/12/inslees-state-of-the-state-address-raise-min-wage-to-13-50-and-pay-teachers-more/

- "Supporters of raising Washington state's minimum wage have filed a ballot measure that would incrementally raise the rate to $13.50 an hour over four years starting in 2017." http://www.king5.com/story/news/politics/state/2016/01/11/new-ballot-measure-introduced-raise-state-minimum-wage/78640874/

- "Minimum Wage Gets Shout-Out During Final State Of The Union" http://dailycaller.com/2016/01/12/minimum-wage-gets-shout-out-during-final-state-of-the-union/#ixzz3xihG8e36

- "AUGUSTA, ME — Frustrated by inaction at the state and federal levels, advocates for a higher minimum wage filed more than 75,000 petition signatures Thursday to put an initiative to voters aimed at raising the statewide minimum to $12 an hour by decade's end." http://www.pressherald.com/2016/01/14/coalition-claims-enough-signatures-for-maine-ballot-question-on-12-minimum-wage/

- "The Santa Monica City Council on Tuesday night approved a minimum wage ordinance that would put it in line with its neighbors in Los Angeles city and county.

As in Los Angeles, the law, which still must come before the council for a second reading in two weeks, would raise the minimum wage at most businesses in the city to $15 by 2020." http://www.latimes.com/local/lanow/la-me-ln-santa-monica-minimum-wage-20160112-story.html

- "The story the Sicklerville single mother shared on Thursday morning was just one of three real-life examples highlighted by Congressman Donald Norcross (D-1 of Camden) on Thursday morning as he launched an ambitious legislative effort to raise the federal minimum wage to $15 an hour by 2023, an initiative he called the 'Fight for 15.'" http://www.nj.com/gloucester-county/index.ssf/2016/01/nj_congressman_launches_fight_to_raise_us_minimum.html

- "Along with the new year, the minimum wage rates in 14 states (Alaska, Arkansas, California, Colorado, Connecticut, Hawaii, Massachusetts, Michigan, Nebraska, New York, Rhode Island, South Dakota, Vermont and West Virginia) have increased. San Francisco, Seattle and Los Angeles plan to raise their minimum wage rates to $15 an hour in 2016. Although Democrats have tried raising the federal minimum wage to $12 and $15 an hour, it has remained at $7.25 since 2009. Twenty-nine states and the District of Columbia have minimum wages higher than the federal pay floor." http://www.natlawreview.com/article/new-year-rings-more-minimum-wage-increases#sthash.g9sbETtH.dpuf

- "Gov. Kate Brown is pushing a new, two-tiered system that would increases wages in Portland to $15.52 over the next six years, while other areas would have a minimum of $13.50. The state's current minimum wage is $9.25. If approved by state legislators, Oregon would join a growing list of states that are boosting minimum-wage paychecks. Thirteen states, including California, Nebraska and Vermont, are set to bolster their minimum wages in 2016." http://money.cnn.com/2016/01/15/news/economy/oregon-minimum-wage-hikes/

- "On January 19, 2016, airline workers in Boston, New York City, Newark, Philadelphia, Chicago, Seattle, Fort Lauderdale and Portland, Oregon protested for $15 minimum wage." http://www.miamiherald.com/news/local/community/miami-dade/article55299245.html

- "TUSCALOOSA, Ala — Tuscaloosa residents spent Monday celebrating the life of Dr. Martin Luther King Junior and all he stood for. Hundreds of people gathered to honor him and raise awareness about an issue many face today, minimum wage. Many Tuscaloosa residents used the time to send a message to the city, they want to see

an increase in minimum wage from $7.25 to $10.10 an hour."
http://abc3340.com/news/local/minimum-wage-rally-in-tuscaloosa

- "A proposal to incrementally raise the minimum wage in Long Beach to $13 an hour by 2019 will be considered by the Long Beach City Council Tuesday night." http://losangeles.cbslocal.com/2016/01/19/long-beach-considers-proposal-to-raise-minimum-wage-to-13-by-2019/

- “Reflecting the significance of the issue, The National Conference of State Legislatures have a portion of their website and work streams dedicated to the minimum wage debate.” http://www.ncsl.org/research/labor-and-employment/state-minimum-wage-chart.aspx

- "Price hikes for wage increase did not hurt Chipotle sales" New York Post July 23, 2015 http://nypost.com/2015/07/23/price-hikes-for-wage-increase-did-not-hurt-chipotle-sales/

- "How feel-good companies are navigating the minimum-wage fray" CNBC May 21, 2014 http://www.cnbc.com/2014/05/21/how-feel-good-companies-are-navigating-the-minimum-wage-fray.html

- "Chipotle Responds To 14% Minimum Wage Increase With 14% Higher Prices" The Libertarian Republic July 13, 2015 http://thelibertarianrepublic.com/chipotle-responds-to-14-minimum-wage-increase-with-14-higher-prices/#ixzz3xj6wZboZ

- "Religious leaders urge minimum raise increase" The Des Moines Register January 19, 2016 http://www.desmoinesregister.com/story/opinion/columnists/iowa-view/2016/01/18/religious-leaders-urge-minimum-raise-increase/78965350/

- "Religious Leaders Call On Congress To Raise Minimum Wage" The Huffington Post April 30, 2014 http://www.huffingtonpost.com/2014/04/30/religious-faith-congress-minimum-wage_n_5240910.html

- "Some of Kansas City's religious leaders join minimum wage fight, will fast during protest" KSHB July 9, 2015 http://www.kshb.com/news/local-news/video-some-of-kansas-citys-religious-leaders-join-minimum-wage-fight-will-fast-during-protest

- "Labor and religious leaders lobby Albany lawmakers for minimum wage increase" New York Daily News November 25, 2014 http://www.nydailynews.com/blogs/dailypolitics/labor-religious-leaders-lobby-minimum-wage-hike-blog-entry-1.2023353

- "US Catholic leaders seek minimum wage hike to help workers cope with poverty" Christian Today August 3, 2015 http://www.christiantoday.com/article/us.catholic.leaders.seek.minimum.wage.hike.to.help.workers.cope.with.poverty/60852.htm

We have also seen polling indicate widespread public support for increasing the minimum wage. Just this month, a Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020" and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers."
http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf

This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid nineties. http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. See also, http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0

The lobbying priorities of trade associations supported by TJX further indicate that minimum wage reform is a roiling policy issue of great importance. The Company disclosed that it paid dues to more than 30 trade associations that “support initiatives relevant to our business and the retail industry. Many of those groups (for example, the U.S. Chamber of Commerce, the National Retail Federation, the California Retailers Association, and the Ohio Council of Retail Merchants, to name a few) have staked out strong public policy positions on minimum wage reform. Those organizations’ activity across the country and at every level of government confirms that minimum wage reform is a matter of ongoing public debate. The Company’s support for such groups acknowledges the importance of this debate — though a more focused statement of principle from TJX is needed to (1) reassure investors seeking the Company’s view on minimum wage reform and (2) address risks that arise when third-party trade associations lobby with the Company’s membership dues on this contentious issue.

For all of these reasons, we believe it is impossible for the Company to argue that minimum wage reform is not a significant policy issue which is subject to widespread public debate and beyond the day-to-day affairs of the Company.

2016 no-action letters are in direct conflict with eleven earlier decisions.

In 2008, shareholder proposals were filed at United Technologies, General Motors, Xcel, Exxon Mobil, and UnitedHealth[2] that requested the following:

> RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

A variation of this proposal was also filed at UST Inc.[3]

In 2009, the same shareholder proposal was filed at CBS, Yum!, Raytheon, PepsiCo, and Nucor Corporation.[4]

In 2008 and 2009, the Staff characterized the shareholder proposal as "urg[ing] the board of directors to adopt principles for healthcare reform such as those based upon principles specified in the proposal" and concluded in all eleven cases, that the shareholder proposal was not excludable under rule 14a-8(i)(7).

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[2] *United Technologies* (January 31, 2008); *General Motors Corporation* (March 26, 2008); *Xcel Energy Inc.* (February 15, 2008); *Exxon Mobil Corporation* (February 25, 2008); *UnitedHealth Group Incorporated* (April 2, 2008) (Company reconsideration rejected April 15, 2008).

[3] *UST Inc.* (February 7, 2008) - Resolved: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

[4] *CBS Corporation* (March 30, 2009); *Yum! Brands, Inc.* (March 9, 2009); *Raytheon Company* (March 30, 2009); *PepsiCo, Inc*. (February 26, 2009); *Nucor Corporation* (February 27, 2009).

In all eleven of these cases, the companies argued that the proposal was excludable under 14a-8(i)(7) because the subject matter of the proposals appeared to involve the companies' health care coverage policies for their employees. The companies also argued that proposals concerning health and benefits for employees related to ordinary business operations, and therefore were excludable under rule 14a-8(i)(7).

In responding to the companies' no-action requests, the proponents were successful in arguing that a proposal which asks a company to adopt a set of principles regarding policy reform (in that case health care) is not excludable because it is not focusing on internal operations, but rather was focused externally on a significant social policy issue affecting the company. In the end, the Staff agreed with the proponents in all eleven cases concluding that the proposal was not excludable.

It is our belief that the Proposal at issue fits perfectly into the model provided by those eleven cases and that by excluding the Proposal the Staff would be reversing eleven long-standing cases and the basic principle that it is permissible to ask a company to adopt and disclose principles on a significant policy issue confronting the company.

The Proposal is identical to the eleven cases in all aspects except for the subject matter. They all ask the company to adopt principles, and they all provide some description of the principles that the proponents think would be advisable. In the eleven prior cases, the subject matter was health care reform and letters provided by proponents to defend those proposals all demonstrated that health care reform is a significant policy issue by discussing evidence of the widespread public debate that was occurring in 2007 and 2008 (and earlier). In the case of this Proposal, the subject matter is minimum wage reform and we have provided ample evidence of how it is a significant policy issue subject to widespread public debate.

Employee compensation and benefits, including health care, are traditionally considered ordinary business matters. Both federally enacted health care laws and federally adopted minimum wage law could have an impact on internal company practices. Nevertheless, the proposals should be included because "proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day to day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7). (Staff Legal Bulletin 14H (October 22, 2015) (internal citations omitted)).

In 2008 and 2009, Staff agreed that a request to adopt principles for legislative reform legal reform that may directly impact an internal matter of ordinary business (provision of health care to employees), would be admissible because it focused on a significant policy matter. Staff restated this view eleven times. There can be no dispute that both health care reform and minimum wage reform raise significant policy matters. Nor can there be any dispute that the instant proposal focuses on this significant policy matter, as it is closely modeled on the earlier health care reform proposals. It is clearly distinguishable from prior proposals that mentioned the minimum wage, but focused on a company's internal pay practices. If the instant Proposal is excluded, investors will be left to conclude that either the Proposal has been misread, or that the Staff determined to limit the significant policy exception after reaffirming its broad scope in SLB 14H.

A separate group of Health Care Reform Principles proposals that were excluded demonstrate the permissibility of the Proposal.

The appropriateness of the Proposal under rule 14a-8(i)(7) is made even clearer when it is contrasted with a separate group of proposals that also asked for adoption of principles on a significant public policy issue, **but** which differed in very significant ways. Those excluded proposals sought to either (1) have the company conduct an internal implementation assessment or (2) advocate "for specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits". The Proposal explicitly does neither and therefore is not excludable under rule 14a-8(i)(7).

In *Pfizer Inc.* (February 18, 2014), the proposal went beyond simply asking for the company to adopt health care reform principles. Instead, it suggested the principles call for the following: "Repeal state-level laws that prevent insurance companies from competing across state lines."; "Repeal government mandates that dictate what insurance companies must cover"; "meaningful tort reform to reduce doctors' insurance costs."; and federal tax reform. See also, *Bristol-Myers Squibb Company* (February 18, 2014); *Johnson and Johnson* (February 18, 2014); *Eli Lilly and Company* (February 18, 2014); and *CVS Caremark Corporation* (February 19, 2014). In excluding those "specific legislative initiatives" proposals, the Staff properly observed in its no-action letter that the proposals were excluded because they "involve[d] Pfizer in the political or legislative process relating to an aspect of Pfizer's operations."

In contrast to *Pfizer*, this Proposal explicitly states "This proposal *does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation*." (Emphasis added). Further, the Proposal does not delve into the details of specific laws, rather focusing at a high level with a focus on a sustainable economy, a minimum standard of living and indexing. The Proposal, in this way, demonstrates explicitly that it was seeking to avoid the fatal flaw found in *Pfizer*. Just looking at the intricate detail found in the *Pfizer* proposal[5] shows clearly that the Proposal is materially different and therefore permissible under rule 14a-8(i)(7).

In addition, the Proposal stands in stark contrast to the "implementation report" proposals – *CVS Caremark Corporation* (February 29, 2008) and *Wyeth* (February 25, 2008) – which were properly excluded because they were focused on internal implementation of the companies' own health care policies and practices.

The *CVS* and *Wyeth* proposals differed in a crucial manner compared to the eleven permitted proposals discussed in the previous section because they requested "the Board to *report annually about how it is implementing such principles*." (Emphasis added). We know this was the basis for exclusion because the Staff specifically noted this fact in its no-action letter when it observed that the *CVS* and *Wyeth* proposal asked the company "to report annually on how it is implementing such principles."

In making this additional request, the *CVS* and *Wyeth* proponents fatally transformed the permissible proposals from an outward looking set of principles that focused on a significant policy issue, into an inward looking analysis of the companies' own benefits for their workers. The request to analyze their own implementation of the principles was a fatal flaw because it altered the proposal in a fundamental way: from one focused on a policy issue to one focused on employee benefits.

In contrast to *CVS* and *Wyeth*, the Proposal does not include such language anywhere in the Proposal. There is no request for an implementation report. There is no reference to implementation at all, except for the language that is intended to avoid any implication of implementation: "Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform." Nowhere in the Proposal is there any implication – or explicit request or suggestion – that the Company issue a report, let alone issue a report that

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[5] 1. Repeal state-level laws that prevent insurance companies from competing across state lines. 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants. 3. Repeal government mandates that dictate what insurance companies must cover. 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices. 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits. 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

assesses how minimum wage reform would impact the wage structure of the company or how it would implement such a change.

In the eleven successful proposals on health care reform one could certainly argue that they implicitly touch on implicate internal benefit policies and practices – in fact the companies did exactly that. But those eleven successful proposals, like the Proposal, did not ask for an implementation report. For that reason, *CVS* and *Wyeth* stand clearly for the conclusion that the Proposal does not violate rule 14a-8(i)(7) because it does not focus on the internal operations of the Company.

TJX has failed to meet its burden of demonstrating that the Proposal is so inherently vague and indefinite as to be misleading.

The Proposal urges the Board to adopt and publish principles for minimum wage reform by October and goes on to articulate what we believe those principles should be: 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

In doing so, the Proponents spell out the request clearly and succinctly, thereby making it evident what is being requested of the board: publish principles for minimum wage reform. Similarly, the Proponents make it clear what they think the principles should be. However, the board is free to choose to adopt the language that the Proponents suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company.

As pointed out in *United Technologies*, the relevant standard to consider on a vagueness claim are Staff decisions on shareholder proposals requesting the adoption of human rights principles and standards. E.g. *McDonald's Corporation* (March 22, 2007); *Peabody Energy Corporation* (March 16, 2006); and *E.I. du Pont de Nemours and Company* (February 11, 2004). In those cases, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3) where the proposals urged adoption of company principles or standards for human rights. As in the Proponent's Proposal, those proposals presented clear requests for board action on a significant social policy issue and they presented principles or standards upon which the companies might base their actions. See also, *Eli Lilly and Company* (January 21, 2016) – proposal which requested board review the company’s guidelines for selecting countries / regions for its operations and issue a report identifying the company’s criteria for investing in, operating in and withdrawing from high-risk regions found to be not too vague.

Similarly, the Company complains that we have not defined a number of terms such as "principles" or "reform". There is, however, no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued “phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States” and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought “policies to help protect freedom of access to the Internet”; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague). Similarly, the terms identified by the Company are well understood terms, not only in the investor community, but amongst the general public as well.

As we stated earlier the Proponents spell out the request clearly and succinctly. The plain language of the Proposal makes it evident what is being requested of the board and they are free to choose to adopt the language that we suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company. The Company has the appropriate level of discretion to determine how best to implement the Proposal.

For these reasons, we respectfully urge the Staff to conclude that TJX has not met its burden to demonstrate that the Proposal is inherently vague and indefinite as to be misleading.

<u>The Company has not substantially implemented the Proposal</u>

The Company argues that it has substantially implemented the Proposal because it has stated that it “does not generally participate in direct public policy or political or legislative advocacy.” That is, “the Company has already considered and determined generally that it should not participate in such matters.” This argument fails for a number of reasons.

One, the Proposal explicitly says it is not about lobbying on any particular piece of legislation. So while TJX may have a statement on direct action on a policy, political or legislative matter that does not cover the Proposal which is not directed at a specific regulation, election or bill before a legislature. And even if it were, we believe that companies should not be able to inoculate themselves from any shareholder proposal on a significant public policy issue by issuing a blanket intention not to participate in direct public policy or political or legislative advocacy.

Two, the Company's statement does not address indirect policy engagement through entities such as trade associations. Is the Company asserting that its trade associations are not engaged on policy work on its behalf? If that is the case, then we believe that the Company must provide evidence of this fact before it can be evaluated whether the Company genuinely does not engage in public policy on minimum wage reform. And if its trade associations are in fact engaged on policy work relative to minimum wage reform then the Proposal has not been substantially implement and adopting principles of minimum wage reform is warranted.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Senior Vice President

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management

Appendix A
Principles for Minimum Wage Reform

RESOLVED: The TJX Companies shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after inflation adjustment - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families. Poverty-level wages and income inequality may undermine consumer spending and economic grown. A widely reported 2014 S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest". An MSCI report "The rise of populism: Impact on portfolio returns and allocations", found stagnant wages can be a key driver of populist movements which can lead to stagflation and material loses for broadly diversified portfolios.

Fortunately, there are many examples of corporate leaders supporting strong wages and indexing:

- Costco CEO Jelinek, Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports minimum wage increase and indexing because it allows for business planning.
- In 2016, The Trump Organization's Chairman, Donald Trump called for a minimum wage increase.
- JPMorgan's Dimon said in a 2016 New York Times op-ed, "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58% of Americans favor a $15 federal minimum wage.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 6, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The TJX Companies, Inc.*
Stockholder Proposal of Trillium Asset Management, LLC, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The TJX Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Trillium Asset Management, LLC on behalf of Plymouth Congregational Church of Seattle, the Conny Lindley Rev Living Trust, and Portfolio 21 Global Equity Fund, and Zevin Asset Management, LLC on behalf of William Creighton (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2017 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED**: TJX Companies, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.
>
> This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

In the Supporting Statement, the Proponent states that "principles for minimum wage reform should recognize that . . . [a] sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families . . . [and t]he minimum wage should be indexed to maintain its ability to support a minimum standard of living: and to allow for orderly increases, predictability and business planning."

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and the Supporting Statement is materially misleading; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

As discussed below, the Proposal is ambiguous on whether it is intended to relate to the Company's operations, notwithstanding its claim that it does not "seek to address the [C]ompany's internal approach to compensation." Nevertheless, by referencing the Company's "internal approach to . . . implementation of its principles for minimum wage reform," the Proposal relates to the Company's general employee compensation and management of its workforce, as the Proposal would implicate the Company's own internal compensation policies, and does not focus on a significant policy issue. Therefore, it is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. Moreover, to the extent that the Proposal does not apply to the Company's general employee compensation or management of its workforce, it lacks a sufficient nexus to the Company's operations as explained below. Accordingly, consistent with the standards set forth in the 1998 Release, the Proposal is excludable under Rule 14a-8(i)(7).

A. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Involves General Employee Compensation.

Determinations regarding employee wages are exactly the type of detailed and nuanced operating decisions that Rule 14a-8(i)(7) is intended to address. As a result, the Staff has on multiple occasions concluded that stockholder proposals seeking action related to minimum wages implicate general compensation matters, and thus are excludable under

Rule 14a-8(i)(7) as related to ordinary business operations. *See*, *e.g.*, *The TJX Companies, Inc.* (*Trillium Asset Mgmt., LLC*) (avail. Mar. 8, 2016) ("TJX 2016") (concurring with the exclusion of a proposal requesting that the Company adopt minimum wage reform principles and publish them by October 2016, noting that the proposal "relates to general compensation matters"); *Best Buy Co., Inc.* (avail. Mar. 8, 2016) (same); *CVS Health Corp.* (avail. Feb. 23, 2016, *recon. denied* Mar. 8, 2016) (same); *Staples, Inc.* (avail. Mar. 8, 2016) (same); *Apple, Inc.* (avail. Nov. 16, 2015) (concurring with the exclusion of a proposal requesting that the company's compensation committee "adopt new compensation principles responsive to America's general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corp.* (avail. Mar. 18, 2015) (concurring with the exclusion of a proposal that urged the board to encourage the company's franchises to pay employees a minimum wage of $11 per hour); *Kmart Corp.* (avail. Mar. 12, 1999) (concurring with the exclusion of a proposal because it requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

More generally, the Staff has consistently concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(7) when the proposals relate to general employee compensation rather than compensation of senior executive officers and directors. Staff Legal Bulletin No. 14A (July 12, 2002)[1] ("SLB 14A"). For example, in *Ford Motor Co.* (avail. Jan. 9, 2008), the proposal requested that the company stop awarding all stock options. The proposal did not limit the applicability of this ban on stock option awards to senior executive officers and directors, but instead applied the ban generally to all company employees. Accordingly, the Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general compensation matters)." *See, e.g.*, *Yum! Brands, Inc.* (avail. Feb. 24, 2015) (concurring with the exclusion of a proposal requesting a report on the company's executive compensation policies, where the proposal suggested that the report include a comparison of senior executive compensation and "our store employees' median wage"); *ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring with the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *International Business Machines Corp.* (*Boulain*) (avail.

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[1] In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7) . . ." On the other hand, the Staff stated that it did "not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on [R]ule 14a-8(i)(7)."

Jan. 22, 2009) (concurring with the exclusion of a proposal requesting that no employee above a certain management level receive a salary raise in any year in which at least two-thirds of all company employees did not receive a three percent salary raise); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring with the exclusion of a proposal requesting that the board adopt a new policy on equity compensation and cancel an existing equity compensation plan that potentially affected the general company workforce).

Consistent with the foregoing precedent, the Proposal's request that the Company "adopt and publish principles for minimum wage reform" implicates the Company's ordinary business operations and does not address senior executive or director compensation matters that would constitute a significant policy issue. The Proposal is virtually identical to the proposals presented in *Best Buy*, *CVS*, *Staples* and *TJX 2016*, changing only the anticipated timeline for adopting the requested reform and adding an assertion that the Proposal does not "seek to address the [C]ompany's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform." We believe that these minor changes are insufficient to distinguish the Proposal from that precedent.

Analogous to the *Ford* proposal, the Proposal addresses compensation generally and is not limited to compensation of the Company's senior executive officers or directors, as a minimum wage establishes a floor for every employee's wages. The statement in the Proposal indicating that it is not seeking to address "the [C]ompany's internal approach to . . . implementation of its principles for minimum wage reform" actually suggests the opposite: that any principles for minimum wage reform adopted by the Company are intended to apply to the Company as "*its* principles" (emphasis added). By asking the Company to adopt principles for minimum wage reform and suggesting that there should be some "internal approach to . . . implementation of its principles," the Proponents are asking that the Company espouse these principles and incorporate them into its business.[2]

[2] To the extent that the Staff views the Proposal as not addressing the Company's own operations, then the Proposal remains excludable under Rule 14a-8(i)(7), regardless of whether it implicates a significant policy issue, because there is not a sufficient nexus between the requested action and the Company. In this regard, Section B of Staff Legal Bulletin 14E (Oct. 27, 2009), states that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." The Staff reaffirmed this position in Note 32 of Staff Legal Bulletin 14H (Oct. 22, 2015), explaining that "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." Thus, to the

Any Company-endorsed principles that implicate a minimum wage standard will necessarily relate to the decisions that the Company makes with respect to the compensation it chooses to provide to its employees. As of January 30, 2016, the Company had approximately 216,000 employees.[3] Determining the amounts of compensation for the numerous employees across the Company's large, complex, and international organization is a fundamental responsibility of the Company's management. It is not practical to subject these decisions to stockholder oversight because stockholders are not in a position to determine the appropriateness of employees' wages in the context of the local, regional, national, and international labor markets; the circumstances of the Company's business; the roles that various Company employees perform; and employees' overall compensation packages.

Furthermore, Trillium Asset Management, LLC admitted in a December 8, 2016 news article, as reflected in Exhibit B to this letter, that the purpose in filing the Proposal is to urge the Company and other companies that received a similar proposal "to raise minimum wages paid by [such] companies," noting that a previous submission to Panera Bread Company resulted in the company committing "to develop[] a new strategy on human capital management, including employee benefits, compensation, and working conditions."[4] Similarly, Zevin Asset Management recently disclosed in its "Engagement & Advocacy Update" that it is "push[ing] for large employers to address wages" and is "fighting to get [the Company and several other companies] to back proposals to raise and index the federal minimum wage." *See* Exhibit C. Thus, based on the Proponents' own admissions and because the Proposal addresses general employee compensation matters, it may be excluded under Rule 14a-8(i)(7).

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extent that the Proposal does not relate to the Company's own operations, and instead is intended to implicate the Company in "matters which are of a general political, social or economic nature," the Proposal remains excludable under Rule 14a-8(i)(7) because there is not a sufficient nexus between the subject of the Proposal, which requests that the Company adopt and publish principles, and the Company, which operates an apparel and home fashions retail business.

[3] As reported in the Company's Form 10-K for the fiscal year ended January 30, 2016, *available at*: https://www.sec.gov/Archives/edgar/data/109198/000119312516521424/d110852d10k.htm.

[4] Trillium Asset Management, LLC subsequently revised this statement, which now states that the Proposal's purpose is to "push[] companies to speak up for the need for public policies raising minimum wages." *See* Post-Election Landscape: The Value of Shareholder Advocacy to Inclusiveness, Climate Change, and Economic Inequality, Trillium Asset Management (last visited Jan. 9, 2017), http://www.trilliuminvest.com/post-election-landscape-value-shareholder-advocacy-inclusivity-climate-change-economic-equality.

B. The Proposal Is Excludable Because It Relates To The Management Of The Company's Workforce.

The Commission and Staff also have long held that stockholder proposals may be excluded under Rule 14a-8(i)(7) when they relate to the Company's management of its workforce. By requesting adoption of compensation principles affecting the Company's general workforce, the Proposal directly implicates the Company's management of its workforce and is therefore excludable.

The Commission recognized in the 1998 Release that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* Similarly, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction-in-force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also JPMorgan Chase & Co.* (avail. Mar. 9, 2015) (concurring with the exclusion of a proposal that requested that the company amend its human rights-related policies "to address the right to take part in one's own government free from retribution," and also included examples of companies that had adopted non-retaliation policies to protect employees' expressed political views and contributions in its supporting statement, because the proposal related to "[the company's] policies concerning its employees"); *Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (concurring that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce").

In the current instance, the Proposal requests that the Board "adopt and publish principles for minimum wage reform," and notes in the Supporting Statement that such principles should acknowledge that "[t]he minimum wage should be indexed . . . to allow for orderly increases, predictability and business planning," each of which relates to the management of a company's workforce. As discussed above, despite the Proposal's statement in the language following the "Resolved" clause that it does not "seek to address the [C]ompany's internal approach to . . . implementation of its principles for minimum wage reform," by referring to the Company's "implementation of *its* principles," the Proposal indicates that the Company needs to adopt and implement the principles the Proposal requests in order to properly manage its own workforce (emphasis added). However, decisions concerning the management of employee relations, including wages, are multifaceted, complex and based on a range of factors beyond the knowledge and expertise of stockholders. These are fundamental business issues for the Company's management and require an understanding of the Company-specific consequences that could result from adoption and implementation of the requested reform. Therefore, in accordance with the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. The Proposal's Request For Adoption Of Principles On Minimum Wage Reform Does Not Preclude Exclusion Under Rule 14a-8(i)(7).

The means by which a stockholder proposal is presented do not change the nature of the proposal's underlying subject matter or the application of Rule 14a-8(i)(7). For example, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). This analysis also applies to a proposal requesting adoption of principles: the proposal is excludable if the underlying subject matter pertains to ordinary business and does not implicate a significant social policy issue. In *JPMorgan Chase & Co.* (avail. Mar. 7, 2013), the Staff concurred in the exclusion of a proposal requesting that the company "adopt public policy principles for national and international reforms to prevent illicit financial flows," particularly flows involving "countries or entities operating against US national security interests." In its decision, the Staff noted that "the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue." *See also Bank of America Corp.* (avail. Feb. 17, 2011) (concurring with the exclusion of a substantially similar proposal, also on the grounds that it related to the company's provision of certain products and services and did not focus on a significant social policy issue); *JPMorgan Chase & Co.* (avail. Feb. 17, 2011) (same); *Citigroup Inc.* (avail. Feb. 14, 2011) (same). Here, consistent with the *JPMorgan* line of precedent, the Proposal is excludable under Rule 14a-8(i)(7) because the requested principles relate solely to the ordinary business matters of general employee compensation and workforce management.

Notably, the Staff has never concurred that minimum wage reform is a "significant policy issue" under Rule 14a-8(i)(7). The 1998 Release provides that despite its interference with the ordinary business matters of a company, a stockholder proposal may not be excluded pursuant to Rule 14a-8(i)(7) when it raises "significant social policy issues" that "transcend the day-to-day business matters" of a company. 1998 Release. In the 1998 Release, the Commission indicated that there are no "bright-line" tests and the determination of whether a significant policy issue is involved would be made on a case-by-case basis. Here, the Proposal does not involve policy issues of the type that have been cited by the Commission or the Staff as raising significant policy issues. Instead, the Proposal addresses general employee compensation and relates to how the Company implements its wage programs and manages its workforce—issues which are, according to Staff precedent, all matters of ordinary business for a company. We believe that matters related to the Company's ordinary business operations are best addressed by management rather than stockholders. Thus, because the Proposal concerns matters relating to the Company's ordinary business operations, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir.

1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is excludable under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially misleading since it is unclear what actions the Proposal is requesting and the Proposal fails to define or explain key terms.

A. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Is Materially Vague And Indefinite.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of [the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion as vague and indefinite of proposals requesting certain disclosures or actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g.*, *Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the [d]irectors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Proposal's request are unclear. The Proposal's resolution urges the Board "to adopt and publish principles for minimum wage reform." However, the resolution fails to address a critical element, which is whether the requested "principles for minimum wage reform" are intended to apply to the Company's operations, or are intended to constitute a general public policy statement by the Company.

Instead of addressing how the Proposal relates to the Company's operations, language immediately following the Proposal's resolution addresses what the Proposal *does not* encompass. Specifically, the Proposal states that the Proposal:

- "does not encompass payments used for lobbying or ask the [C]ompany to take a position on any particular piece of legislation;" and

- does not "seek to address the [C]ompany's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform."

Instead of clarifying the scope of the Proposal, this language—and in particular the reference to "the [C]ompany's internal approach to . . . implementation of its principles for minimum wage reform"—is ambiguous as to whether the "principles for minimum wage reform" are intended to apply to the Company's operations.

The indirect reference to the Proposal not seeking to address "the [C]ompany's internal approach to . . . implementation of its principles for minimum wage reform" suggests that any principles for minimum wage reform adopted by the Company are intended to apply to the Company's operations, while the Supporting Statement suggests that the "principles for minimum wage reform" are intended to be a general public policy statement. In particular, the Supporting Statement refers to general public policy matters, indicating that the Proponent believes that "principles for minimum wage reform" should address the needs of a "sustainable economy" and should provide for minimum wages to be "indexed." Other statements likewise refer to minimum wage reform as a "significant social policy issue[]" and argue that "the U.S. should raise the minimum wage." Nothing in the six paragraphs under the "Supporting Statement" heading refers to the Company or the Company's wage practices.

Without clarity on this fundamental issue—whether the "principles for minimum wage reform" requested by the Proposal are intended to be principles for the Company's reform of its own wage practices, or whether they are intended to constitute a general public policy statement addressed to reforming the federal minimum wage—stockholders cannot be sure what action they are being asked to support, and the Company would not be able to determine how to implement the Proposal. Consequently, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal, as was the case with the stockholder proposal that was excluded in *Fuqua*.

B. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Includes Vague And Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Microsoft Corp.* (avail. Oct. 7, 2016), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the board make a determination that there is a "compelling justification" before taking any action preventing "the effectiveness of a shareholder vote" because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring with the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies.'"); *International Paper Co.* (avail. Feb. 3, 2011) (concurring with the exclusion of a proposal that executives be required to retain a portion of stock acquired through "executive pay rights" because the proposal did not sufficiently define "executive pay rights"); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "[e]liminate all incentives for the CEOS [sic] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

The Proposal and the Supporting Statement include several vague terms that are not defined, such that stockholders voting on the Proposal would be unable to ascertain with reasonable certainty what actions or policies the Company should undertake if the Proposal were enacted. Specifically, as discussed below, the Proposal and the Supporting Statement fail to define "principles," "reform," "minimum wage," and "indexed."

The Proposal and the Supporting Statement do not adequately explain the nature of the "principles" that are to be adopted. Stockholders could interpret "principles" as referring to a stance that the Company will take with respect to various minimum wage laws, whereas the Company could reasonably interpret "principles" as referring to the adoption of a policy regarding the "minimum wage" that Company employees receive, or vice versa.

Furthermore, assuming that "principles" refers to the Company's adoption of a compensation policy, stockholders and the Company could differ in their perception of whether this policy is to be binding or should instead embody principles that are aspirational in nature.

Additionally, the term "reform" is vague and undefined. Given that the Proposal indicates that it is not intended to "address the Company's internal approach to compensation" and that it "does not encompass . . . ask[ing] the Company to take a position on any particular piece of legislation," it is unclear what the Proposal means by "reform." The Company and its stockholders could reasonably interpret "reform" to mean dramatically different things, and the Proposal and Supporting Statement do not offer any clarity.

The Proposal leaves the term "minimum wage" open to several possible interpretations. The Proposal fails to define the term, and the Supporting Statement creates confusion as to its exact meaning by referencing the "federal minimum wage" and by touching upon the "well-being of workers" in general. Consequently, without further information, it is unclear whether the Proposal is urging the Board to adopt principles of reform that are applicable to the federal minimum wage, state or other local minimum wage laws, or a minimum wage policy that is limited to the Company's employees. Nor is it clear what compensation elements should be incorporated into the Company's analysis regarding the level of minimum wage that will foster a "sustainable economy" and support a "minimum standard of living."

Finally, the Supporting Statement states that "[t]he minimum wage should be indexed," but it does not specify what the minimum wage should be indexed to. The Company and its stockholders could reasonably interpret this provision as requesting that wages be indexed to any number of different inflation measures or other economic indicators. Lacking further information regarding the steps that must be taken by the Company, the Company and its stockholders may interpret the Proposal in meaningfully different ways. Consequently, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by stockholders.

Because "principles," "reform," "minimum wage," and "indexed" are terms critical to the understanding of the Proposal by the Company and its stockholders, and because these terms are not sufficiently defined, the Proposal is similar to the stockholder proposals that were excluded in *Microsoft Corp.*, *Puget Energy, Inc.*, *Berkshire Hathaway*, *International Paper*, and *General Motors* in that it is so inherently vague and indefinite that stockholders voting on the Proposal would be unable to ascertain with reasonable certainty what actions or policies the Company should undertake if it were enacted. Thus, the Proposal is properly excludable under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially misleading.

III. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because Its Supporting Statement Is Materially Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement "containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire stockholder proposals that contain statements that are false or misleading. For example, in *General Electric Co.* (avail. Jan. 6, 2009), a proposal requested that the company adopt a policy that would prohibit any director who received more than 25% in "withheld" votes from serving on any key board committee for two years. The company, however, had a majority voting standard that, although not eliminating all instances in which plurality voting (and thus "withhold" votes) applied in the election of directors, meant that the company typically did not provide a means for stockholders to "withhold" votes. The company argued that the proposal was based on the false underlying assertion that the company routinely employed a plurality standard in the election of directors because the proposal referred to "withheld" votes in the election of directors. The Staff concurred with the company that the proposal therefore was excludable under Rule 14a-8(i)(3). *See also J.P. Morgan Chase & Co.* (*Investor Voice*) (avail. Mar. 11, 2014, *recon. denied* Mar. 28, 2014) (same); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring with the exclusion of a proposal to provide stockholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that stockholders would receive a vote on executive compensation).

In the current instance, the Supporting Statement is false and misleading in that it fails to acknowledge the Company's actions to reform wages, including its wage initiative announced in February 2015 and implemented during 2015 and 2016.[5] As stated in a Company press release, as of June 2015, the Company's hourly U.S. store associates earned at least $9.00 per hour.[6] Starting in June 2016, the Company's hourly U.S. store associates who had been employed for six months or more began to earn at least $10.00 per hour. Through the Company's wage initiative, the Company is paying its U.S. store associates more than the federal minimum wage, which is currently $7.25 per hour. The Supporting Statement goes to great lengths to advocate for "minimum wage reform" but does not acknowledge the "reform" implemented via the Company's wage initiative nor does it acknowledge that the Company is not a federal minimum wage payer. Without this context, the Supporting Statement implies that the Company's employee compensation practices have not recently included this significant wage initiative and require reform. Thus, the Proposal is similar to the stockholder proposal excluded in *General Electric Co.* in that it also is based on a materially false underlying assertion—in this case, about the Company's employee compensation practices. Because the Supporting Statement is materially misleading, the Proposal is excludable in its entirety under Rule 14a-8(i)(3).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. 1983 Release. Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented." *Id.*

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5 The February 25, 2015 press release regarding the Company's wage initiative and other matters is available at: https://www.sec.gov/Archives/edgar/data/109198/000115752315000697/a51046811ex99_1.htm.

6 *Id.*

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991). Moreover, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g.*, *The Boeing Co.* (avail. Feb. 17, 2011) (concurring with exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *Exelon Corp.* (avail. Feb. 26, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board permit stockholders to call special meetings on the basis that it was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

Exclusion under Rule 14a-8(i)(10) also is appropriate when a company can demonstrate that elements of its policies, practices and procedures compare favorably with the guidelines of the proposal, even where the manner in which the company implemented the proposal either did not correspond precisely to the action requested by the proposal or where the contents of a requested report were disclosed by the company across various sources. For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Entergy Corp.* (avail. Feb. 14, 2014) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal calling for a report "on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions" when the company already provided environmental sustainability disclosures on its website and in its CDP report); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting a "global warming report" discussing how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change in various corporate documents and disclosures).

B. The Company Has Substantially Implemented The Proposal.

The Company has substantially implemented the Proposal's request that the Board "adopt and publish principles for minimum wage reform" through the adoption of principles limiting the Company's involvement in public policy matters, which are memorialized in its Statement on Political Activity and Expenditures (the "Statement") available on the Company's website.[7] The Statement notes that the Company "does not generally participate in direct public policy or political or legislative advocacy." The Proposal, however, seeks to involve the Company in public policy matters through the adoption of the requested principles. Although the Proposal does not request that the Company take any position for or against minimum wage reform, it does request that the Company "adopt and publish principles." The Company has already adopted principles on all public policy or political or legislative advocacy through its Statement. Specifically, the Statement reflects that the Company has already considered and determined generally that it should not participate in such matters.

As noted above, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. Here, the Company has adopted principles to limit the Company's involvement in public policy matters. Thus, as in *The Dow Chemical Co.*, existing statements already implement the stockholder proposal. Therefore, the Company has substantially implemented the Proposal, as the Statement reflects the Company's "principles for minimum wage reform." Accordingly, the Proposal may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

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[7] TJX, *Statement on Political Activity and Expenditures*, *available at* https://www.tjx.com/files/pdf/corp_resp/Corporate_Governance_Statement_on_Political_Activity.pdf.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Alicia C. Kelly, Executive Vice President, General Counsel and Secretary at the Company, at (508) 390-6527.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Alicia C. Kelly, The TJX Companies, Inc.
Jonas Kron, Trillium Asset Management, LLC
Pat Miguel Tomaino, Zevin Asset Management, LLC

EXHIBIT A

TRILLIUM
ASSET MANAGEMENT®

November 10, 2016

Corporate Secretary
TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with TJX Companies, Inc. (TJX) on behalf of Plymouth Congregational Church of Seattle, the Conny Lindley Rev Living Trust, and Portfolio 21 Global Equity Fund for inclusion in the 2017 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the proponents each hold more than $2,000 of TJX common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, the proponents will remain invested in this position continuously through the date of the 2017 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with TJX Companies, Inc. about the contents of our proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Principles for Minimum Wage Reform

RESOLVED: TJX Companies, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

<u>Supporting Statement</u>

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after inflation adjustment - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, of Young & Rubicam, wrote in an op-ed "Capitalists, Arise: We Need to Deal With Income Inequality": "Business has the most to gain from a healthy America, and the most to lose by social unrest". An MSCI report "The rise of populism: Impact on portfolio returns and allocations", found stagnant wages can be a key driver of populist movements which can lead to stagflation and material losses for broadly diversified portfolios.

Fortunately, there are many examples of corporate leaders supporting strong wages and indexing:

- Costco CEO Jelinek, Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing because it allows for business planning.
- In 2016, The Trump Organization's Chairman, Donald Trump called for a minimum wage increase.
- JPMorgan's Dimon said in a 2016 *New York Times* op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58% of Americans favor a $15 federal minimum wage.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at TJX Companies, Inc. for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Rev. Steve Davis

Rev. Steve Davis
Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

10/26/2016
Date

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of the Conny Lindley Rev Living Trust at TJX Companies for inclusion in its 2017 proxy materials concerning principles for minimum wage reform.

The Conny Lindley Rev Living Trust is the beneficial owner of more than $2,000 worth of TJX Companies common stock that the Conny Lindley Rev Living Trust has held continuously for more than one year. The Conny Lindley Rev Living Trust intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

The Conny Lindley Rev Living Trust specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Conny Lindley Rev Living Trust intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. The Conny Lindley Rev Living Trust understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Conny Lindley

Conny Lindley
SIGNATURE

Oct. 27, 2016
DATE

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Portfolio 21 Global Equity Fund at TJX Companies, Inc. for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Portfolio 21 Global Equity Fund is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Portfolio 21 Global Equity Fund has held continuously for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

10/31/16
Date

Jill DiGiovanni

Subject: TJX

From: Ann Mccauley
Sent: Monday, November 14, 2016 5:17 PM
To: 'jkron@trilliuminvest.com' <jkron@trilliuminvest.com>
Subject: TJX

Jonas,

We are in receipt of the shareholder proposal submitted by Trillium Asset Management LLC on behalf of Plymouth Congregational Church of Seattle, the Conny Lindley Rev. Living Trust, and Portfolio 21 Global Equity Fund. Could you please provide a verification of each of the proponents' positions at your earliest convenience? Thank you.

Best regards,
Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

Jill DiGiovanni

From: Ann Mccauley
Sent: Monday, November 14, 2016 7:15 PM
To: Jill DiGiovanni; Alicia Kelly; Elizabeth Black
Subject: Fwd: [External] Re: TJX

Begin forwarded message:

> **From:** Jonas Kron <JKron@trilliuminvest.com>
> **Date:** November 14, 2016 at 5:53:02 PM EST
> **To:** Ann Mccauley <Ann_McCauley@tjx.com>
> **Cc:** Tauby Warriner <TWarriner@trilliuminvest.com>
> **Subject: [External] Re: TJX**
>
> Hello Ann,
>
> Thank you for the confirmation of receipt.
>
> Verifications of ownership will be delivered shortly.
>
> Best,
>
> Jonas
>
> ---
> Jonas D. Kron
> Senior Vice President
> Director of Shareholder Advocacy
> Trillium Asset Management, LLC
> jkron@trilliuminvest.com ~ 503-894-7551
>
> IMPORTANT NOTICE: Please see the company website for a full disclaimer: http://trilliuminvest.com/emaildisclaimer/
>
>> On Nov 14, 2016, at 2:16 PM, Ann Mccauley <Ann_McCauley@tjx.com> wrote:
>>
>> Jonas,
>>
>> We are in receipt of the shareholder proposal submitted by Trillium Asset Management LLC on behalf of Plymouth Congregational Church of Seattle, the Conny Lindley Rev. Living Trust, and Portfolio 21 Global Equity Fund. Could you please provide a verification of each of the proponents' positions at your earliest convenience? Thank you.
>>
>> Best regards,
>> Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

TRILLIUM
ASSET MANAGEMENT®

November 21, 2016

Corporate Secretary
TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letters from Plymouth Congregational Church of Seattle, the Conny Lindley Rev Living trust, and Portfolio 21 Global Equity Fund as well as custodial letters from Charles Schwab Advisor Services and US Bank documenting that each of them hold sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at TJX Companies, Inc. for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Rev. Steve Davis

Rev. Steve Davis
Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

10/26/2016
Date

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 14, 2016

Re: PLYMOUTH CONGREGATIONAL CHURCH OF SEATTLE/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 786 shares of TJX common stock. These 786 shares have been held in this account continuously for at least one year prior to November 10, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of the Conny Lindley Rev Living Trust at TJX Companies for inclusion in its 2017 proxy materials concerning principles for minimum wage reform.

The Conny Lindley Rev Living Trust is the beneficial owner of more than $2,000 worth of TJX Companies common stock that the Conny Lindley Rev Living Trust has held continuously for more than one year. The Conny Lindley Rev Living Trust intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

The Conny Lindley Rev Living Trust specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Conny Lindley Rev Living Trust intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. The Conny Lindley Rev Living Trust understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Conny Lindley

Conny Lindley
SIGNATURE

OCT. 27, 2016
DATE

charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 15, 2016

Re: CONNY LINDLEY REV LIV TRUST/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 213 shares of TJX common stock. These 213 shares have been held in this account continuously for at least one year prior to November 10, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Portfolio 21 Global Equity Fund at TJX Companies, Inc. for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Portfolio 21 Global Equity Fund is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Portfolio 21 Global Equity Fund has held continuously for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

10/31/16
Date

usbank

Fund Custody
Trust Technology and Support Services
1555 N. Rivercenter Drive, Suite 302
Milwaukee, WI 53212
usbank.com

November 16, 2016

Re: Portfolio 21 Global Equity Fund/Acct# ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that US Bank holds as custodian for the above client 76,000 shares of common stock in TJX Companies, INc. (TJX). These 76,000 shares have been held in this account continuously for at least one year prior to November 10, 2016.

These shares are held at Depository Trust Company under the nominee name US Bank

This letter serves as confirmation that the shares are held by US Bank

Sincerely,

Rhonda Campbell

Rhonda M Campbell

Trust Officer

Jill DiGiovanni

From: Ann Mccauley
Sent: Monday, December 12, 2016 3:51 PM
To: Jill DiGiovanni; Elizabeth Black; John Fiore
Cc: Alicia Kelly
Subject: Fwd: [External] Shareholder proposal regarding minimum wage reform
Attachments: Zevin_TJX Min Wage 2017.pdf; ATT00001.htm

Begin forwarded message:

From: "Pat Tomaino" <Pat@zevin.com>
To: "Ann Mccauley" <Ann_McCauley@tjx.com>
Cc: "Alicia Kelly" <Alicia_Kelly@tjx.com>
Subject: [External] Shareholder proposal regarding minimum wage reform

Dear Ms. McCauley,

Zevin Asset Management is co-filing a shareholder proposal regarding minimum wage reform on behalf of our client William Creighton.

Please find the attached packet of materials with our filing letter, proposal text originally submitted by Trillium Asset Management, and custodial proof of ownership.

Your office should also receive these documents via UPS this week. Many thanks for confirming receipt at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2016

Via UPS & E-Mail

Ann McCauley
General Counsel & Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. McCauley:

Enclosed please find our letter co-filing the attached shareholder proposal on minimum wage reform to be included in the proxy statement of The TJX Companies, Inc. ("TJX" or the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, William Creighton (the Proponent), who has continuously held, for at least one year of the date hereof, 250 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. A letter verifying ownership of TJX shares from our client's custodian is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. Trillium Asset Management is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal. We would appreciate being copied on any correspondence related to this proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

Principles for Minimum Wage Reform

RESOLVED: TJX Companies, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after inflation adjustment - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, of Young & Rubicam, wrote in an op-ed "Capitalists, Arise: We Need to Deal With Income Inequality": "Business has the most to gain from a healthy America, and the most to lose by social unrest". An MSCI report "The rise of populism: Impact on portfolio returns and allocations", found stagnant wages can be a key driver of populist movements which can lead to stagflation and material losses for broadly diversified portfolios.

Fortunately, there are many examples of corporate leaders supporting strong wages and indexing:

- Costco CEO Jelinek, Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing because it allows for business planning.
- In 2016, The Trump Organization's Chairman, Donald Trump called for a minimum wage increase.
- JPMorgan's Dimon said in a 2016 *New York Times* op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58% of Americans favor a $15 federal minimum wage.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Zevin Asset Management
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2016

To Whom It May Concern:

Please find attached UBS's custodial proof of ownership statement of The TJX Companies, Inc (TJX) from William Creighton. Zevin Asset Management, LLC is the investment advisor to William Creighton and filed a shareholder resolution on minimum wage reform on William Creighton's behalf.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Sincerely,

Pat M. Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 9, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 250 shares of common stock in **TJX Companies Inc (TJX)** owned by William Creighton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of TJX and that such beneficial ownership has continuously existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to William Creighton and is planning to co-file a shareholder resolution on William Creighton's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Wealth Managment

EXHIBIT B

Pages 41 through 44 redacted for the following reasons:
- -

GIBSON DUNN

EXHIBIT C

Engagement & Advocacy Update: Q4 2016

The election of Donald Trump defined the end of 2016, and it will continue to shape Zevin's advocacy in the year to come. Endangered regulations and troubling cabinet nominations foretell policy uncertainty at best and, very likely, a swing toward unfettered corporate capitalism. The danger to workers and the environment is obvious. The challenge for companies operating under the new administration is that the commercial rules of the road — all the policies that structure firms' risks and opportunities — will be up for grabs.

Now more than ever, investors must hold companies accountable for their social impacts and join with civil society to support the struggles we care about. Early in 2017, Zevin will contact companies in client portfolios and question how they are responding to big rule changes. And, in the last quarter of 2016, we stepped up our advocacy in three major risk areas:

<u>Economic inequality</u> is driving unrest, xenophobia, and despair in America and around the world. [redacted] At CVS, we re-submitted a proposal for the company's annual meeting of stockholders which would force CVS to address the massive gap between the CEO's pay and the wages average employees take home.

Economic inequality intersects with gender, race, and ethnicity, and companies should be held accountable for wage fairness across each of those dimensions. Expanding on a campaign which convinced tech firms like eBay and Apple to report on the gender-based pay gaps in their workforces, we are urging **Colgate Palmolive** and **TJX** to report and remedy pay disparities based on race and ethnicity as well as gender.

We are also challenging **AT&T** to do more to reach out to potential customers who are among the 34 million poor and rural Americans who still lack access to broadband Internet. To address health inequality, we have joined a group of faith-based investors pushing **AbbVie** and **Johnson & Johnson** to disclose why and how those pharmaceutical companies decide to raise the prices of their most popular drugs.

Just in time for the holiday season, **Microsoft** took its own step toward economic justice: after months of engagement from Zevin and other stakeholders, the company announced that its Bing search engine will ban predatory payday loan companies from showing up in paid search results.

<u>Climate change</u> remains a global crisis and a focus for investors, who have already committed $2.3 trillion in capital to various energy and adaptation solutions. Beyond funneling money, however, investors must push companies to use their political and economic power to support the low carbon economy. Last fall, we kept urging **United Parcel Service (UPS)**, **ExxonMobil**, and **Alphabet (Google)** to disclose their climate-focused lobbying, while pushing financial firms **T. Rowe Price**, **JPMorgan Chase**, and **Franklin Resources** to support common-sense climate change policies at the companies they invest in.

UPS has a big climate footprint but an equally large opportunity to lead on energy efficiency and low-emission vehicles. Last November, Zevin filed a shareholder proposal encouraging the company to set a target for using renewable energy. After some negotiation, UPS agreed to announce that it is exploring a renewable energy goal as part of a revamp of its overall climate strategy, and the company joined a group of investors led by Zevin in an intensive dialogue on climate change that will continue through 2017. We filed similar proposals at **PepsiCo** and **CVS Health** and will update on the progress of those dialogues. In a related win, Zevin helped convince **Emerson Electric** to issue its first ever sustainability report, which will track and focus the company's work on climate change issues.

In 2016, campaigns pushing the major oil and gas companies to plan for the risks and opportunities of a low-carbon future nearly won majority support among investors. Zevin joined in these efforts again this year, co-filing climate change proposals for the upcoming annual stockholder meetings of **ExxonMobil**, **Chevron**, and **ConocoPhillips**. And we are leading the fight at Chevron for an independent board chairman — a sensible check on executives who have lobbied against climate legislation and pursued a risky, slash-and-burn legal strategy to avoid paying for pollution in the Ecuadorian Amazon.

Civil rights are supposed to be safeguarded by government, but companies must also respect and protect the rights of customers and communities. **AT&T**, for instance, faces questions about its *Hemisphere* program, which sells call data searches to federal and local law enforcement agencies. The company claims that *Hemisphere* complies with lawful police requests; however, the program's database is larger than it has to be and AT&T's searches are more aggressive than the company's privacy policies might indicate. After highlighting privacy risks over the past few years, we are attempting to take our concerns to AT&T's annual stockholder meeting this spring.

We are also carrying forward our work on the private sector's role in mass incarceration. We wrote to **Amazon.com** about legal risks and social impacts in this area when dozens of its delivery drivers were summarily fired after a criminal background check last fall. Wall Street credits Amazon with automating and streamlining retail, and the importance of Amazon's direct employees and contractors is often lost in a techno-utopian haze. Zevin's dialogue with the company is different: we remind Amazon that, despite its technology, its operations still affect (and depend on) the rights and livelihoods of tens of thousands of human workers. In that vein, we have co-sponsored an investor measure urging Amazon to shed light on its background check practices, and we are helping to lead a group of investors raising a range of social issues with management.

Going forward, we will also continue urging companies like Amazon, AbbVie, Intel, and several retailers in our clients' portfolios to adopt progressive hiring policies which consider applicants holistically and do not exclude people because of prior contact with the criminal justice system.

Please contact Pat Tomaino (pat@zevin.com) for more information about these activities and our broader advocacy efforts.